UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 1-11176

Group Simec

(Translation of Registrant's name into English)

Av. Lázaro Cardenas 601,

Colonia la Nogalera,

Guadalajara, Jalisco, México 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2023	GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

	By:	/s/ Mario Moreno Cortez
	Name:	Mario Moreno Cortez
	Title:	Coordinator of Finance

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